EXHIBIT 99.102

FOR IMMEDIATE RELEASE

High Tide Appoints Retail Industry Veteran Andrea Elliott as Independent Director

Calgary, AB, January 4, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce the appointment of Andrea Elliott as an independent director of the Board effective January 4, 2021. Ms. Elliott brings over 20 years of executive retail experience to High Tide. She currently is Executive Vice President, Direct to Consumer at Moose Knuckles – a successful global Canadian luxury outerwear brand.

Previously, Andrea founded r2 retail resources, an independent consultancy that supported domestic and international retailers with strategic initiatives, growth plans, e-commerce ideation and SG&A improvements. Ms. Elliott was previously VP & General Manager of PVH Canada Retail (Calvin Klein, Van Heusen, IZOD & Bass), an EVP at PwC and COO with Karabus Management – a wholly-owned subsidiary of PwC focused on the retail industry. Prior to PwC, Andrea was the Director of Canada Operations for Williams-Sonoma Inc. and held various senior positions at Gap Inc in the International division.

“We are delighted to have Andrea join the Board and increase the retail expertise, independence and diversity of our organization,” said Raj Grover, President and Chief Executive Officer of High Tide. “As we grow our national cannabis store footprint and our international e-commerce businesses, Andrea’s extensive retail background will be invaluable as we implement strategic initiatives to further differentiate High Tide from the competition,” added Mr. Grover.

With the addition of Ms. Elliott, High Tide has also strengthened its real estate competency at the Board level. “I’m excited to join the Board of High Tide and contribute to the evolution of this great company as it broadens its focus beyond Canada to new opportunities in the United States and abroad,” said Andrea Elliott. “I view this as a mutually beneficial opportunity and appreciate the warm welcome to High Tide’s Board,” added Ms. Elliott. The Company looks forward to Andrea’s guidance as it continues to execute on its growth strategy.

Ms. Elliott replaces Mike Cosic who resigned as a member of the Board effective January 4, 2021. Mr. Cosic became a director of High Tide concurrent with the acquisition of Meta Growth Corp. (“META”) on November 18, 2020 and played an important role in facilitating the transition. Mr. Cosic graciously resigned to allow the Board to attract Ms. Elliott and High Tide thanks Mr. Cosic for his contributions.

The Board has approved the grant of 1,000,000 stock options for Ms. Elliott to purchase common shares of High Tide. The options have an exercise price of $0.255 per common share and have a term of 3 years. Subject to the terms and conditions of the Company’s Stock Option Plan, the options shall vest as per their previously announced schedule.

Furthermore, the Company issued an aggregate of 833,332 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders. The Interest Shares were issued at a deemed price of $0.24 per Interest Share. The Interest Shares are subject to a statutory hold period of four months plus one day and remain subject to final approval from the TSX Venture Exchange.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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